UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for November 30, 2012

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ____Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders. Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____ No __X__
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

Enclosures: Results of the annual general meeting of Sasol held on 30 November 2012


Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:	JSE : SOL		NYSE : SSL
Sasol Ordinary ISIN codes: 	ZAE000006896  	US8038663006
Sasol BEE Ordinary Share code:   	JSE : SOLBE1
Sasol BEE Ordinary ISIN code:     	ZAE000151817
("Sasol" or "the Company")


RESULTS OF THE ANNUAL GENERAL MEETING OF SASOL HELD ON 30
NOVEMBER 2012

Sasol shareholders are advised that the results of the business conducted at the annual general meeting held on Friday 30
November 2012 in Parktown, Johannesburg, South Africa (including the percentage of total number of shares voted) are as follows:

1.	Annual general meeting

1.1. The audited annual financial statements of the Company, including the reports of the directors, external auditors, audit committee and the nomination, governance, social and ethics committee for the financial year ended 30 June 2012 were presented.

1.2. Mr C Beggs, Mr D E Constable, Mr H G Dijkgraaf,
Dr M S V Gantsho and Ms I N Mkhize retired by rotation at the meeting and were re-elected individually for a further term of office in terms of Articles 75(d) and 75(e) of the Company's
Memorandum of Incorporation (Sasol's MOI):

Directors
For
Against
Abstain
C Beggs
99.84%
0.05%
0.11%
D E Constable
99.84%
0.05%
0.11%
H G Dijkgraaf
99.84%
0.05%
0.12%
M S V Gantsho
97.94%
1.94%
0.11%
I N Mkhize
99.82%
0.06%
0.11%

1.3. Prof J E Schrempp, who retired in terms of Article 75(i) of the Sasol's MOI, and was thereafter re-appointed as director by the board of directors of Sasol (the Board) in accordance with
Article 75(h), was re-elected for a further term of office:

Directors
For
Against
Abstain
J E Schrempp
99.12%
0.76%
0.12%

1.4. The three directors appointed by the Board during the course of the year, Mr Z M Mkhize, Mr P J Robertson and Mr S Westwell retired at the annual general meeting and were elected in terms of Sasol's MOI:

Directors
For
Against
Abstain
Z M Mkhize
99.31%
0.58%
0.11%
P J Robertson
99.84%
0.05%
0.11%
S Westwell
99.84%
0.05%
0.11%

1.5. KPMG Incorporated was re-appointed as auditors of the Company until the conclusion of the next annual general meeting and it was noted that Mr C H Basson will be the individual registered auditor who will undertake the audit of the Company for the financial year ending 30 June 2013.

1.6. The members of the audit committee, Mr C Beggs, Mr H G Dijkgraaf, Dr M S V Gantsho, Mr M J N Njeke and Mr S Westwell were elected individually for the ensuing financial year in terms of sections 94(4) and 94(5) of the Companies Act, 2008 (the Act), read with Regulation 42 of the Companies Regulations, 2011:

Directors
For
Against
Abstain
C Beggs
99.89%
0.00%
0.10%
H G Dijkgraaf
99.89%
0.00%
0.10%
M S V Gantsho
98.00%
1.90%
0.10%
M J N Njeke
96.70%
3.04%
0.25%
S Westwell
99.89%
0.00%
0.10%

1.7. A non-binding advisory endorsement on the Company's remuneration policy for the year ending 30 June 2013 was obtained:

For
Against
Abstain
63.93%
23.00%
13.06%

1.8. Special Resolution number 1 approving the revised annual remuneration payable by the Company to non-executive directors of the Company with effect from 1 July 2012, was approved:

For
Against
Abstain
82.13%
4.02%
13.85%

1.9. Special Resolution number 2 to authorise the board to grant authority to the Company to provide financial assistance to any person approved by the Board and direct or indirect financial assistance to a related or inter-related company or corporation and or to a member of such a related or inter-related company or corporation and or to a director or prescribed officer of the Company or of a related or inter-related company and or to a person related to any such company, corporation, member, director or prescribed officer, subject to the Sasol's MOI, the provisions of sections 44 and 45 of the Act and the JSE Limited Listings Requirements (the listings requirements), was approved:


For
Against
Abstain
95.70%
3.88%
0.43%

1.10. Special Resolution number 3 to authorise that the existing
Sasol MOI be abrogated in its entirety and replaced with a new
MOI with effect from the date of filing of the notice of amendment with the Companies and Intellectual Property
Commission, was approved:

For
Against
Abstain
99.70%
0.01%
0.30%

1.11. Special Resolution number 4 to authorise the Board, subject to compliance with the requirements of Sasol's MOI, section 48 of the Act and the listings requirements, to approve the general repurchase by the Company or purchase by any of its subsidiaries of any of the Company's ordinary shares and/or Sasol BEE ordinary shares, was approved:

For
Against
Abstain
92.86%
1.96%
0.11%

1.12. Special Resolution number 5 to authorise the Board to approve the purchase by the Company of its issued shares from a director and/or a prescribed officer of the Company, and/or person related to a director or prescribed officer of the Company, subject to the provisions of Sasol's MOI, the Act and the listings requirements, was approved:

For
Against
Abstain
91.54%
2.92%
0.47%

Special Resolution number 3 regarding the adoption of the new MOI in terms of the Act will be filed with the Companies and Intellectual Property Commission.


30 November 2012
Johannesburg
Sponsor: Deutsche Securities (SA) Proprietary Limited





SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






Date: November 30, 2012				By: V D Kahla
						Name: Vuyo Dominic Kahla
						Title: Company Secretary